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                              May 16, 2024

       James Cleary
       Executive Vice President and Chief Financial Officer
       Cencora, Inc.
       1 West First Avenue
       Conshohocken, PA 19428

                                                        Re: Cencora, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            Response Dated
April 18, 2024
                                                            File No. 001-16671

       Dear James Cleary:

              We have reviewed your April 18, 2024, response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 5, 2024, letter.

       Form 10-K for Fiscal Year Ended September 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources
       Cash Flows, page 38

   1. Refer to your response to prior comment 2. From the example provided therein it remains unclear the factors
that caused the variance in operating cash flows between fiscal 2023 and 2022 and the extent
of their effect. You cite an increase in revenue as a factor for the increase in operating
cash flows. Typically it is not the increase in the amount of revenue reported in a period
that affects operating cash flows but the amount of revenue collected in the period that
does. In this regard, we note the increased negative impact on operating cash flows of accounts
receivable of approximately $1.1 billion. In connection with this, you did not address the
variance in expenses on operating cash flows. Furthermore, it appears the affect of
revenues and expenses is covered by your cited factor of increased
 James Cleary
Cencora, Inc.
May 16, 2024
Page 2
         net income plus non-cash expenses between the periods. Your example cites the positive impact on fiscal 2023 operating cash flows of reduced opioid settlements of $252 million, but we note offsetting negative impact on fiscal 2023 of increased income tax paid of
         $218 million and interest paid of $52 million. Your example further cites net negative working capital account balances increased in fiscal 2023 due to increased revenue, net of the impact of the timing of cash receipts and disbursements, but the correlative effect of these and reasoning for such is not clear. In this regard, we note the negative increase of inventory in fiscal 2023 of $1.5 billion and positive increase of accounts payable in fiscal
         2023 of $2.8 billion. Please further consider the guidance previously cited in identifying material underlying factors that actually changed operating cash between periods.
       Please contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJames Cleary                                 Sincerely,
Comapany NameCencora, Inc.
                                                               Division of
Corporation Finance
May 16, 2024 Page 2                                            Office of Trade
& Services
FirstName LastName